Grow Solutions Holdings, Inc.

222-111 Research Drive, Saskatoon, SK S7N 3R2

Canada

Phone: (888) 352-0826

Daniel Morris.

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:         Grow Solutions Holdings, Inc.

Offering Statement on Form 1-A / A

Submitted July 20, 2020

File No. 024-11107

July 28, 2020

Ladies and Gentlemen:

Grow Solutions Holdings, Inc. (Applicant), hereby applies for the Commission’s consent to withdraw its Form 1A/A Offering Statement dated July 20, 2020, file number 024-11107.

The Offering Statement was submitted as an amended Form 1-A/A instead of a Form 1-A POS (Post Qualification Amendment) to a previous offering that was originally qualified by the SEC on February 20, 2020. The correct Offering Statement will be resubmitted under Form 1-A POS.

We trust the foregoing is in order.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (888) 352-0826 or Andrew Coldicutt of the Law Office of Andrew Coldicutt at (619) 228-4970. Thank you for your attention to this matter.

Grow Solutions Holdings, Inc.

/s/Chad Fischl

Name: Chad Fischl

Title: Chief Executive Officer, Director